

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

July 21, 2017

Ivo Heiden
Chief Executive Officer
Kinder Holding Corp.
2275 Huntington Drive, Suite 851
San Marino, CA 91108

> **Re:** **Kinder Holding Corp.**
> **Form 8-K**
> **Filed June 26, 2017**
> **File No. 000-55320**

Dear Mr. Heiden:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 5.01 Change in Control of the Registrant

1. It appears that you were a shell company, as defined in Rule 12b-2 under the Securities Exchange Act of 1934, prior to the transaction with Intiva USA Inc., and that you ceased to be a shell company following the transaction. In particular, we note your disclosure of a change in control whereby Intiva USA Inc. purchased 20 million shares of your common stock, representing approximately 88% of your company's issued and outstanding shares of common stock and that you indicated by check mark on your Form 10-Q filed on May 4, 2017 that you were a shell company. Please amend your Form 8-K to include Form 10 information as required by Item 5.01(a)(8) of Form 8-K and disclosure required by Item 5.06 of Form 8-K. Alternatively, provide us with a detailed analysis as to why this disclosure is not required.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Danilo Castelli, Staff Attorney, at (202) 551-6521, Jacqueline Kaufman, Staff Attorney, at (202) 551-3797 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Jacqueline Kaufman for

Mara L. Ransom
Assistant Director
Office of Consumer Products